UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 001-11080
CUSIP NUMBER: 292448107

(Check One): ☐ Form 10-K☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
EMPRESAS ICA, S.A. de C.V. (English translation: The ICA Corporation)

Former Name if Applicable:

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. de C.V.

Address of Principal Executive Office (Street and Number)

Minería No. #145
City, State and Zip Code
México D.F. 11800

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Empresas ICA, S.A. de C.V. (the “Company”) will delay the filing of its annual report on Form 20-F. The Company expects to file its annual report with the Mexican and New York Stock Exchanges and the Securities and Exchange Commission by July 15, 2006.

This decision has been made as a result of the Company’s continued evaluation of the accounting treatment under U.S. GAAP for consolidating certain of its joint venture subsidiaries solely for purposes of the U.S. GAAP reconciliation of its financial statements that must be included in its annual report on Form 20-F.

Although the Company’s management has been working diligently to complete all of the required information for its annual report on Form 20-F for the year ended December 31, 2005, and a substantial portion has been completed as of this date, the Company will not be able to complete its 2005 Form 20-F within the prescribed time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bernardo Casas	011-52	555-272-9991
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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EMPRESAS ICA, S.A. de C.V.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2005	By:	By: /s/ Jose Luis Guerrero Alvarez
Name: Jose Luis Guerrero Alvarez
Title: Chief Financial Officer

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